SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                                (Amendment No. 2)

                              ENVIROKARE TECH, INC.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 21, 2000
             (Date of Event which Requires Filing of This Statement)


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CUSIP No. 29404N-209                                                 Page 2 of 3


                                  SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON                         ARCADE INVESTMENTS LIMITED
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [_]
                                                                        (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                                                              WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    The Bahamas
________________________________________________________________________________
              7    SOLE VOTING POWER

  NUMBER OF                                       10,650,000 (see No. 11, below)
   SHARES     _________________________________________________________________
BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY
    EACH                                                                      0
 REPORTING    _________________________________________________________________
   PERSON     9    SOLE DISPOSITIVE POWER
    WITH
                                                  10,650,000 (see No. 11, below)
              _________________________________________________________________
              10   SHARED DISPOSITIVE POWER

                                                                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Convertible Preferred Shares (500,000 shares, each convertible   10,000,000
       into Twenty (20) shares of the Issuer's Common Stock)
     Common Shares                                                       650,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          44.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                                                          IV, CO
________________________________________________________________________________

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CUSIP No. 29404N-209                                                 Page 3 of 3


    The Statement on Schedule 13D, dated March 3, 2000, initially filed by the undersigned, ARCADE INVESTMENTS LIMITED ("ARCADE"), as amended by Amendment No. 1, dated March 20, 2000 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 2, dated January 3, 2001, to reflect certain changes in the information previously filed by ARCADE relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 2 used 11,289,478 shares of the Issuer's Common Stock outstanding at December 20, 2000 plus 2,500,000 additional shares issued by the Issuer on December 21, 2000, totaling 13,789,478 shares of Common Stock outstanding.

Item 5. Interest in Securities of the Issuer

     Item 5(a) is hereby amended and restated to read in its entirety as follows:

          (a) Aggregate number
                of securities           500,000  shares of Series A  Convertible
                                        Preferred Stock, each convertible at any time until 10/13/01, into twenty (20) shares of Common Stock of the Issuer.
                                        Equivalent position therefore 10,000,000 shares of Common Stock of the Issuer.

                                        650,000 shares of Common Stock

             Percentage of class of
               securities:              44.8%



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 3, 2001                     ARCADE INVESTMENTS LIMITED


                                            By: /s/ E. Isaac Collie
                                                --------------------------------
                                                  Name:  E. Isaac Collie
                                                  Title:    President/Director